Exhibit 1 - Press Release

First Financial Bancorp and Bank of Lodi, NA

P R E S S   R E L E A S E

For Immediate Release
April 25, 1995

Contact Person:
Leon Zimmerman
Bank of Lodi, NA President and CEO

First Financial Bancorp Declares Cash Dividend

Based upon the earnings for the first quarter of 1995, the First Financial Bancorp Board of Directors has declared a cash dividend of $.05 per share, payable May 30, 1995 to shareholders of record on May 15, 1995. First Financial Bancorp and its wholly owned subsidiary, Bank of Lodi, NA earned $234,000, or $.18 per share for the quarter ended March 31, 1995. The earnings represent an increase of 100% over the $116,000, or $.09 per share, earned for the quarter ended March 31, 1994. Return on average assets and average equity increased to .94% and 8.7%, respectively, compared to .47% and 4.4%, respectively, for the comparable prior year quarter.

The increase in earnings reflects improvement in the bank's core operations. Net interest margin increased 24%, the provision for loan losses declined by 43%, and noninterest expenses were stable. These trends compensated for a decline in income from Small Business Administration (SBA)lending. The majority of the decline in SBA lending is related to the attention directed toward the bank's recent reorganization and expansion of its SBA operations.

Consolidated assets declined by approximately 4.5% from December 31, 1994, reflecting a decline in deposits that has been historically experienced by the bank during the first quarter in recent years. The bank's average assets for the first quarter of 1995 exceeded the comparable prior year quarter by nearly 1.5%, or $1,380,000, while average earning assets increased over the prior year quarter by nearly 1.7%, or $1,440,000.

The Bank of Lodi, NA began operations in Lodi in 1983 and now provides a number of financial services to communities in the greater Lodi area through branches in Lodi, Woodbridge, and Lockeford as well as small business and mortgage lending departments in Lodi.

END